EXHIBIT 99.1

Himax Technologies, Inc. Reports First Quarter 2026 Financial Results; Provides Second Quarter 2026 Guidance

Q1 2026 EPS Exceeded Guidance Range, Both Revenue and GM At the High End of Guidance Range Issued on February 12, 2026
Company Q2 2026 Guidance: Revenues to Increase 10.0% to 13.0% QoQ, Gross Margin is Expected to be around 32%. Profit per Diluted ADS to be 8.6 Cents to 10.3 Cents

  Q1 2026 revenues were $199.0 million, a slight sequential decline of 2.0%, reaching the high end of guidance range of 2.0% to 6.0% decrease QoQ
  Q1 GM reached 30.4%, at the high end of guidance of flat to slightly down from 30.4% in the previous quarter
  Q1 2026 after-tax profit was $8.0 million, or 4.6 cents per diluted ADS, exceeding the guidance range of 2.0 to 4.0 cents
  Himax Q2 2026 revenues to increase 10.0% to 13.0% QoQ. GM to be around 32%. Profit per diluted ADS to be in the range of 8.6 cents to 10.3 cents
  Himax expects upward momentum through the remainder of 2026, supported by a meaningful number of new automotive projects scheduled to enter MP in 2H26. The positive outlook is also supported by the anticipated growth in non-driver IC businesses, particularly Tcon and WiseEye AI
  Himax remains confident in its long-term automotive display IC growth prospects, underpinned by its leading technology portfolio, broad and diversified customer base, strong design-win pipeline across DDIC and TDDI, and substantial lead over competitors
  Despite automotive market headwinds, Himax continues to enjoy strong growth momentum in automotive Tcon. Particularly in solutions featuring local dimming functionality, backed by hundreds of secured design-wins across a broad and diversified customer base, Himax is well positioned for sustained growth
  Himax expects revenues from AI and AR glasses applications to grow substantially over the next few years

TAINAN, Taiwan, May 07, 2026 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the first quarter 2026 ended March 31, 2026.

“We expect upward momentum through the remainder of 2026, supported by a meaningful number of new automotive projects scheduled to enter mass production in the second half, a view consistent with our outlook from last quarter’s call. The positive outlook is also supported by the anticipated growth in our non-driver IC businesses, particularly Tcon and WiseEye AI. Despite ongoing macro uncertainty, Himax continues to expand beyond its traditional display IC business, focusing on key growth areas including smart glasses, ultralow power AI and CPO. These emerging technologies present significant growth opportunities that help diversify our revenue base into areas with attractive gross margin profiles and profitability while also strengthening our overall competitiveness.” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

First Quarter 2026 Financial Results

Himax net revenues registered $199.0 million, representing a slight sequential decline of 2.0%, reaching the high end of its guidance range of a decline of 2.0% to 6.0%. Gross margin was 30.4%, also at the high end of Company’s guidance of flat to slightly down from 30.4% in the previous quarter. Q1 profit per diluted ADS was 4.6 cents, exceeding the guidance range of 2.0 to 4.0 cents.

Revenue from large display drivers came in at $24.2 million, representing an increase of 11.7% from the previous quarter, outperforming Company’s guidance range of a single-digit increase sequentially. This was primarily driven by better-than-expected restocking of high-end TV ICs by a leading panel maker. Sales of large panel driver ICs accounted for 12.2% of total revenues for the quarter, compared to 10.7% last quarter and 11.6% a year ago.

Revenue from the small and medium-sized display driver segment totaled $135.8 million, reflecting a slight decline of 2.4% sequentially amid a typical low season. In line with guidance, Q1 automotive driver sales, including both traditional DDIC and TDDI, declined double digits sequentially, reflecting Lunar New Year seasonality, customers’ inventory control following two consecutive quarters of restocking, and the tapering of automotive subsidy programs in major markets including China and the US. In contrast, revenues for smartphone, covering both LCD and OLED products, increased sequentially primarily due to new OLED solutions that began mass production with a top-tier panel maker for a leading smartphone brand’s mainstream model. Q1 tablet IC sales also increased sequentially, driven by renewed demand for mainstream models from leading customers following several quarters of softness, as well as the commencement of IC shipments for a customer’s new premium OLED tablet. The small and medium-sized driver IC segment accounted for 68.2% of total sales for the quarter, compared to 68.5% in the previous quarter and 70.0% a year ago.

Q1 non-driver sales reached $39.0 million, a 7.7% decrease from the previous quarter, reflecting a decline in ASIC Tcon shipments to a leading projector customer, along with a moderation in automotive Tcon shipments following several quarters of solid growth. However, underlying demand for Himax’s automotive Tcon business remains robust, supported by a strong pipeline of hundreds of design-win projects poised to enter mass production in the coming quarters. Non-driver products accounted for 19.6% of total revenues, as compared to 20.8% in the previous quarter and 18.4% a year ago.

First quarter operating expenses were $50.3 million, a decrease of 8.4% from the previous quarter but an increase of 9.9% compared to the same period last year. Both the quarter-over-quarter and year-over-year changes were primarily driven by differences in tape-out expenses, reflecting the timing of major project tape-outs. The year-over-year increase was also attributable to salary expenses and the appreciation of the NT dollar against the U.S. dollar. Against a backdrop of ongoing macroeconomic challenges, Himax continues to maintain strict cost and expense discipline, while strategically investing in selected non-driver IC areas with compelling growth potential, some of which are poised to ramp meaningfully starting in 2027.

First quarter operating profit was $10.2 million, representing an operating margin of 5.1%, compared to 3.4% in the previous quarter and 9.2% for the same period last year. The sequential increase was the result of lower operating expenses. The year-over-year decline reflected the lower sales and gross margin, coupled with higher operating expenses. First-quarter after-tax profit was $8.0 million, or 4.6 cents per diluted ADS, compared to $6.3 million, or 3.6 cents per diluted ADS last quarter, and down from $20.0 million, or 11.4 cents in the same period last year.

Balance Sheet and Cash Flow

Himax had $287.6 million of cash, cash equivalents and other financial assets as of March 31, 2026. This compares to $281.0 million at the same time last year and $286.2 million a quarter ago. As of March 31, 2026, Himax had $27.0 million in long-term unsecured loans, with $6.0 million being the current portion.

Himax’s quarter-end inventories as of March 31, 2026 were $151.7 million, slightly lower than $152.7 million last quarter but higher than $129.9 million the same period last year. Having maintained lean inventory levels in prior years, Himax made a strategic decision about a year ago to selectively loosen inventory control in response to an industry-wide shift toward tight supply. Accounts receivable at the end of March 2026 was $190.9 million, down from $200.9 million last quarter and $217.5 million a year ago. DSO was 86 days at the quarter end, as compared to 88 days last quarter and 91 days a year ago. First quarter capital expenditures were $2.9 million, versus $4.0 million last quarter and $5.2 million a year ago. First quarter capex was mainly for R&D-related equipment for Himax’s IC design business.

Prior to today’s call, Himax announced an annual cash dividend of 25.2 cents per ADS, totaling $44 million and payable on July 10, 2026, with a payout ratio of 100% of the previous year's profit. The high payout ratio reflects Company’s healthy balance sheet and positive outlook for cashflow generation over the next few years. For business areas where Himax has in-house manufacturing capacity such as WLO and LCoS, existing capacity is in place to support the strong growth anticipated for the next few years. Himax will continue to focus on maintaining a healthy balance sheet and driving sustainable long-term growth, while delivering shareholder value through high dividends and share repurchases.

Outstanding Share

As of March 31, 2026, Himax had 174.4 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, the total number of ADS outstanding for the first quarter was 174.4 million.

Q2 2026 Outlook

The rapid rise in AI demand is placing unprecedented strain on memory chip supply, impacting many non-AI applications. This, in turn, has led to capacity tightness across foundry, packaging, and testing in mature process nodes where Himax is anchored, putting upward pressure on Company’s cost structure. Rising gold prices have further compounded these cost pressures. With cost pressure expected to persist, Himax is actively working with customers on pricing adjustments to share rising costs, with some price increases already taking effect in Q2.

Market conditions remain dynamic, compounded by ongoing geopolitical tensions, and the market’s visibility remains limited on both consumer electronics and automotive for the second half of the year. That said, as indicated in Himax’s last earnings call, the first quarter marked the trough with the second quarter recovery tracking as anticipated, primarily driven by customer inventory restocking. Himax expects upward momentum through the remainder of 2026, supported by a meaningful number of new automotive projects scheduled to enter mass production in the second half, a view consistent with Himax’s outlook from last quarter’s call. The positive outlook is also supported by the anticipated growth in Himax’s non-driver IC businesses, particularly Tcon and WiseEye AI.

In the display IC business for automotive, Himax remains confident in its long-term growth prospects, as automotive is an area relatively insulated from memory price impact compared to consumer electronics products such as smartphone and notebook. The long-term positive outlook is underpinned by Himax's leading technology portfolio, broad and diversified customer base, strong design-win pipeline across DDIC and TDDI, and substantial lead over competitors. Himax’s display IC portfolio spans a comprehensive range of solutions which enable novel and stylish automotive displays. Such technologies include automotive Tcon with advanced local dimming functionality, LTDI for ultra-large displays, advanced Tcon solutions for state-of-the-art head-up displays, as well as automotive OLED and Micro LED technologies. Customer adoption of these advanced display technologies continues to accelerate across new vehicle models, driving higher content value per vehicle for Himax and creating new growth momentum for Himax’s automotive display IC business in the years ahead.

Despite ongoing macro uncertainty, Himax continues to expand beyond its traditional display IC business, focusing on key growth areas including smart glasses, ultralow power AI and CPO. These emerging technologies present significant growth opportunities that help diversify Himax’s revenue base into areas with attractive gross margin profiles and profitability while also strengthening its overall competitiveness.

Smart glasses market is a key strategic focus area that Himax is quite optimistic about. Himax is uniquely positioned as one of the few companies with both ultralow power AI capabilities and microdisplay, both critical for smart glasses. WiseEye provides ultralow power always-on AI sensing capabilities, targeting a broad range of smart glasses, while its LCoS microdisplay solutions enable display functionality critical for AR glasses with see-through displays. Himax is pleased to share that a leading brand has adopted its WiseEye for its smart glasses, with mass production expected later this year and additional prominent brands are expected to follow.

In microdisplays for AR glasses, built on the debut of Himax’s proprietary Front-lit LCoS microdisplay at Display Week last year, the Company returned to Display Week 2026 with a new-generation upgrade that significantly enhances contrast, dynamic range, and optical efficiency. These advances, driven by Himax's proprietary technologies, deliver a substantial increase in contrast performance while effectively eliminating the “postcard effect” commonly seen for microdisplays in dark environments. Himax’s Front-lit LCoS solution offers an optimal balance among weight, size, resolution, image quality, power consumption, and cost, positioning it as a compelling choice for AR glasses.

For both WiseEye and LCoS microdisplay, supported by expanding customer engagements across technology heavyweights and smart glasses specialists globally, Himax is increasingly optimistic about the new space, even compared to just a few quarters ago. Himax expects revenues from AI and AR glasses applications to grow substantially over the next few years.

In the field of Co-Packaged Optics (CPO), together with FOCI, Himax’s strategic partner, the Company continues to make steady progress on both the Gen 1 and Gen 2 products as planned. The Gen 1 solution, supporting 1.6T and 3.2T transmission bandwidth, is now ready with small quantity shipments expected to commence in the second half of this year. Meanwhile, the Gen 2 solution, targeting 6.4T bandwidth with significant volume potential, is nearing completion of customer product validation for AI data center applications. Building on this momentum, Himax and FOCI’s main goal for 2026 is to achieve mass-production readiness, with only limited shipments expected during the year, followed by an accelerating volume ramp starting 2027.

At the same time, in close partnership with FOCI, Himax and FOCI continue to advance multiple future-generation high-speed optical transmission technologies and CPO architectures in collaboration with leading global customers and partners, focusing on higher fiber channels, more advanced optical designs, and enhanced optical precision to meet the explosive bandwidth demands of HPC and AI data center applications.

In early March, FOCI completed a NT$3.16 billion rights issue to support R&D, equipment purchases and preparations for CPO mass production. Himax, already a shareholder through two earlier tranches of share offerings in 2023 and 2024, participated in the rights issue, which not only demonstrates Company’s continued support for its partner and further strengthens collaboration between the two companies, but also underscores that advancing CPO technology requires highly integrated efforts through close collaboration and joint development. With an average acquisition cost of NT$120.6 per share, Himax’s equity stake, representing 5.36% of FOCI, now totals NT$4.96 billion (US$156 million) as of May 7 when the market closed at NT$815 per share.

Himax’s FOCI investment has been booked as a “financial asset measured at fair value through other comprehensive income” on the balance sheet since day one of investment. As such, based on accounting rules, FOCI’s share price fluctuations are recognized in Himax’s books as “accumulated other comprehensive income”, a balance sheet item under owners’ equity and do not affect its profit and loss. Likewise, upon disposal, any resulting gain or loss will be recognized only on the balance sheet through change of retained earnings and, again, will have no impact on the profit and loss. This accounting treatment Himax chose underscores its long-term commitment to the FOCI investment. Himax expects CPO to become a major revenue and profit contributor in the years ahead.

Display Driver IC Businesses

LDDIC

In Q2 2026, Himax anticipates large display driver IC sales to decrease by high-teens quarter-over-quarter, attributable to customers pulling forward their inventory purchases for TV applications in prior quarters. In contrast, both monitor and notebook IC products are poised for sequential increases due to higher legacy product shipments to key customers.

Looking ahead to the notebook market, Himax’s focus is on premium models featuring OLED displays and LCD displays with touch functionality. Himax offers a full spectrum of IC solutions for both LCD and OLED notebooks, including DDIC, Tcon, touch controller, and TDDI, enabling Himax to provide customers with a comprehensive one-stop solution while increasing its content per device. Himax continues to see strong design-in momentum particularly in OLED for notebooks, where rising memory prices are depressing lower-end demand and accelerating the shift to premium segments. The scheduled ramp-up of new Gen 8.6 OLED fabs later this year and in 2027 in China adds another tailwind, further driving higher OLED adoption in notebooks.

SMDDIC

Q2 small and medium-sized display driver IC business is expected to increase high-teens from last quarter. Q2 automotive driver IC sales, including TDDI and traditional DDIC, are set to increase by double digit quarter-over-quarter. Both DDIC and TDDI sales are expected to increase sequentially, driven mainly by broad-based replenishment from panel customers with lean inventories, as well as the ramp-up of new TDDI and DDIC projects for a leading panel customer.

Despite global softness in automotive sales, Himax’s long-term competitive position remains solid, supported by hundreds of design wins already secured across TDDI, DDIC, Tcon, and an expanding OLED portfolio. In addition, Himax is deepening its well-established supply chain in Taiwan while expanding across China, Singapore, Japan, Korea and Malaysia. This ensures production flexibility and cost competitiveness, while also addressing customers’ geopolitical considerations. Himax continues to lead the global automotive display market with a 40% share in DDIC, well over half in TDDI, and an even higher market share in local dimming Tcon.

Himax also continues to lead in automotive display IC innovation, pioneering solutions across a wide range of panel types while addressing diverse design requirements and cost considerations. Recent evidence of such efforts is Himax’s LTDI technology for ultra-large touch displays where multiple projects have entered mass production in several car brands across different continents. After years of engagement with customers globally, Himax expects meaningful revenue contributions from LTDI starting this year. Himax’s integrated single-chip solution combining TDDI and local dimming Tcon represents another such innovation. Targeting smaller and lower resolution automotive touch displays, it delivers a compelling option for cost- and space-constrained applications without compromising performance. Design-in activities continue to expand globally, with multiple projects underway across leading panel customers, Tier 1s and OEMs.

Looking ahead, the accelerating adoption of OLED displays in automotive creates significant opportunities for Himax. Company’s ASIC OLED DDIC and Tcon solutions have already been in mass production for several years, with continued customer adoption. Himax now also offers new standard DDIC and Tcon products to support scalable deployment. In parallel, collaborations are underway with leading panel makers on new custom ASICs, positioning Himax well to address diverse customer requirements across a wide range of automotive display applications. Together, these efforts position Himax to capture increasing semiconductor content as premium automotive displays evolve from LCD to OLED.

In addition, Himax’s advanced OLED touch ICs are a key pillar of its automotive OLED portfolio, delivering industry-leading signal-to-noise performance and high-precision multi-finger touch capability, enabling reliable operation even when wearing thick gloves or with wet fingers. Himax’s OLED touch ICs started mass production in 2024. Since then, they have been increasingly adopted by leading panel makers and end customers across Korea, China, the U.S., and Europe. Multiple new projects are poised to enter mass production in the coming quarters.

Moving to smartphone IC sales, Himax expects Q2 smartphone revenue, covering both LCD and OLED products, to decrease quarter over quarter following the initial ramp up of an OLED IC for a leading smartphone brand’s mainstream model in the prior quarter. For tablet ICs, Q2 sales are expected to increase sequentially, driven by customers’ early pull-in demand against the backdrop of rising memory price sentiment in the market, with ongoing shipments for a customer’s premium OLED tablet also contributing to sequential growth.

Non-Driver Product Categories

Q2 non-driver IC revenues are expected to increase by double-digit sequentially.

Timing Controller (Tcon)

Himax anticipates Q2 2026 Tcon sales to increase by double-digit quarter over quarter. Himax’s automotive Tcon business is expected to deliver decent double-digit growth in Q2, driven by shipments from prior design-wins across the board. Despite automotive market headwinds, Himax continues to enjoy strong growth momentum in automotive Tcon. Particularly in solutions featuring local dimming functionality, backed by hundreds of secured design-wins across a broad and diversified customer base, Himax is well positioned for sustained growth. In Q2, Himax expects Tcon to account for over 12% of total sales, with more than half contributed by automotive Tcon.

Meanwhile, head-up displays are poised to become an integral part of new-generation smart cockpits, driving demand for sophisticated Tcon technologies, an area where Himax holds a strong leadership position. Himax’s multifunctional Tcon not only delivers excellent contrast, eliminating the “postcard effect” often seen in HUDs, it also supports full-area selectable local de-warping to correct image distortion caused by windshield curvature and/or projection angle. In addition, integrated On-Screen Display function ensures that critical safety information remains visible even when the system is malfunctioning and/or powered down. Together, these features make Himax’s Tcon a compelling solution for customers’ HUD applications, as evidenced by fast expanding design-in activities with leading panel makers and Tier 1 players. This growing HUD pipeline positions Himax well for broader deployment and meaningful revenue contribution starting in 2027.

WiseEyeTM Ultralow Power AI Sensing

On the update of WiseEye™ ultralow power AI sensing solution, a cutting-edge ultralow power AI sensing total solution, targeting endpoint device markets. WiseEye stands out due to its industry-leading, ultralow power design, operating at merely a few milliwatts, combined with an extremely compact size, on-device AI inferencing, and 24/7 always-on image and voice sensing. This combination enables advanced AI capabilities in endpoint devices that were once constrained by power and size limitations and has already been widely adopted across a wide range of applications, including notebooks, surveillance systems, access control devices, palm vein authentication, smart home solutions, and smart glasses, with further customer engagements currently underway.

Regarding WiseEye modules, design-in activities continue to expand, driven by their plug-and-play architecture, combined with ultralow power consumption and on-device AI capabilities. These features help developers accelerate innovation and scale their products from prototypes to commercial deployment. This broad applicability has led to adoption across a wide range of domains, including smart access control, space management, computer monitor, automotive, and bicycle applications. In particular, Himax’s PalmVein module is rapidly securing design wins, offering a touchless, high-security solution with high accuracy and advanced liveness detection. Combined with GDPR-compliant architecture, one of the world's strictest data privacy laws, Himax’s PalmVein solution ensures robust data privacy and protection of user biometric information through privacy centric on-device processing. Himax is seeing growing PalmVein module adoption across applications such as smart access control, workforce management, and smart door locks, with multiple projects progressing toward mass production in the coming quarters.

Meanwhile, WiseEye is gaining broad market recognition in smart glasses as a compact, ultralow power, always-on perceptual front end. WiseEye supports both outward-facing environmental sensing, mainly object classification and scene understanding, and inward-facing capabilities, including eyeball tracking and iris authentication, delivering environment-aware vision AI and responsive, low-latency human–machine interaction for smart glasses. This combination of capabilities makes WiseEye ideally suited for wearable devices requiring real-time responsiveness with minimal battery impact and is a key factor driving design-in momentum among smart glasses players.

LCoS

On Himax’s latest advancement in LCoS microdisplay technology, at Display Week 2026 this week in Los Angeles, Himax showcased its ultra-luminous, high-contrast miniature Dual-Edge Front-lit LCoS microdisplay. Himax was also invited to deliver an in-depth presentation at the symposium, highlighting its recognized expertise and leadership in LCoS microdisplay technology. Himax’s LCoS solution is a full color microdisplay that integrates illumination optics and LCoS panel into an exceptionally compact form factor of just 0.09 cc and 0.2 grams, delivering up to 350,000 nits of brightness and 1 lumen output at just 200 mW total power consumption. It can also be configured for high-brightness, low-power, green-only mode and frictionlessly switched back upon command from the central processor, allowing for improved power efficiency across different ambient light conditions while supporting customers’ cost targets. In addition, its ultra-high luminance ensures excellent visibility in bright environments, while Himax’s proprietary technologies significantly enhance contrast and reduce the “postcard effect” frequently observed in low-light conditions.

Himax is currently working closely with multiple waveguide partners across China, Europe, Israel, Japan, Taiwan, and the U.S. to bundle these technologies into display systems for AR glasses, streamlining system integration and driving future design-in opportunities. Himax will provide further updates in due course.

Second Quarter 2026 Guidance
Net Revenue:	Increase 10.0% to 13.0% QoQ
Gross Margin:	Around 32%, depending on final product mix
Profit:	8.6 cents to 10.3 cents per diluted ADS

Q2 gross margin guidance mainly reflects a more favorable product mix, with increased sales from higher-margin non-driver products and reduced sales from lower-margin products.

HIMAX TECHNOLOGIES FIRST QUARTER 2026 EARNINGS CONFERENCE CALL
DATE:	Thursday, May 7, 2026
TIME:	U.S.	8:00 a.m. EDT
	Taiwan	8:00 p.m.

Live Webcast (Video and Audio):	https://www.zucast.com/webcast/VEYCPnbP
Toll Free Dial-in Number (Audio Only):	Hong Kong 2112-1444
Taiwan 0080-119-6666
Australia 1-800-015-763
Canada 1-877-252-8508
China (1) 4008-423-888
China (2) 4006-786-286
Singapore 800-492-2072
UK 0800-068-8186
United States (1) 1-800-811-0860
United States (2) 1-866-212-5567

Dial-in Number (Audio Only):	Taiwan Domestic Access 02-3396-1191 International Access +886-2-3396-1191
Participant PIN Code:	1404507#

If you choose to attend the call by dialing in via phone, please enter the Participant PIN Code 1404507# after the call is connected. A replay of the webcast will be available beginning two hours after the call on www.himax.com.tw. This webcast can be accessed by clicking on this link or visiting Himax’s website, where it will remain available until May 7, 2027.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, and the U.S. Himax has 2,564 patents granted and 331 patents pending approval worldwide as of March 31, 2026.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2025 filed with the SEC, as may be amended.

Company Contacts:
Karen Tiao, Head of IR/PR
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended March 31,		3 Months Ended December 31,
	2026	2025	2025

Revenues
Revenues from third parties, net	$199,003	$215,095	$203,071
Revenues from related parties, net	10	38	10
	199,013	215,133	203,081

Costs and expenses:
Cost of revenues	138,568	149,581	141,378
Research and development	38,179	34,987	41,647
General and administrative	6,027	5,557	7,434
Sales and marketing	6,079	5,202	5,793
Total costs and expenses	188,853	195,327	196,252

Operating income	10,160	19,806	6,829

Non operating income:
Interest income	1,979	2,312	2,289
Changes in fair value of financial assets at fair value through profit or loss	139	(17)	1,001
Foreign currency exchange gains (losses), net	(51)	345	(82)
Finance costs	(807)	(903)	(839)
Share of losses of associates	(881)	(742)	(818)
Other gains	-	3,205	-
Other income	9	17	52
	388	4,217	1,603
Profit before income taxes	10,548	24,023	8,432
Income tax expense	2,109	3,841	1,698
Profit for the period	8,439	20,182	6,734
Profit attributable to noncontrolling interests	(450)	(195)	(398)
Profit attributable to Himax Technologies, Inc. stockholders	$7,989	$19,987	$6,336

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.046	$0.114	$0.036
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.046	$0.114	$0.036

Basic Weighted Average Outstanding ADS	174,426	174,913	174,475
Diluted Weighted Average Outstanding ADS	174,426	175,072	174,475

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	March 31, 2026	March 31, 2025	December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$259,693	$275,445	$257,504
Financial assets at amortized cost	3,881	2,286	2,714
Financial assets at fair value through profit or loss	24,036	3,253	26,004
Accounts receivable, net (including related parties)	190,940	217,549	200,876
Inventories	151,671	129,867	152,675
Income taxes receivable	41	717	492
Restricted deposit	568,200	503,700	568,200
Other receivable from related parties	18	11	22
Other current assets	56,941	37,760	56,845
Total current assets	1,255,421	1,170,588	1,265,332
Financial assets at fair value through profit or loss	25,587	23,524	26,516
Financial assets at fair value through other comprehensive income	76,252	29,985	56,836
Equity method investments	10,254	8,061	10,212
Property, plant and equipment, net	118,501	120,538	120,031
Deferred tax assets	21,865	20,872	22,268
Goodwill	28,138	28,138	28,138
Other intangible assets, net	2,146	619	2,565
Restricted deposit	-	30	-
Refundable deposits	172,706	215,271	185,247
Other non-current assets	18,012	17,854	17,875
	473,461	464,892	469,688
Total assets	$1,728,882	$1,635,480	$1,735,020
Liabilities and Equity
Current liabilities:
Short-term unsecured borrowings	$-	$602	$140
Current portion of long-term unsecured borrowings	6,000	6,000	6,000
Short-term secured borrowings	568,200	503,700	568,200
Accounts payable	128,307	105,610	138,683
Income taxes payable	15,758	12,785	14,357
Other payable to related parties	-	-	364
Contract liabilities-current	2,986	5,176	3,322
Other current liabilities	54,443	50,443	68,443
Total current liabilities	775,694	684,316	799,509
Long-term unsecured borrowings	21,000	27,000	22,500
Deferred tax liabilities	709	557	727
Other non-current liabilities	8,541	7,489	10,145
	30,250	35,046	33,372
Total liabilities	805,944	719,362	832,881
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	115,136	115,722	115,850
Treasury shares	(9,760)	(5,546)	(9,760)
Accumulated other comprehensive income	49,774	7,874	36,704
Retained earnings	651,577	684,587	643,588
Equity attributable to owners of Himax Technologies, Inc.	913,737	909,647	893,392
Noncontrolling interests	9,201	6,471	8,747
Total equity	922,938	916,118	902,139
Total liabilities and equity	$1,728,882	$1,635,480	$1,735,020

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended March 31,		Three Months Ended December 31,
	2026	2025	2025

Cash flows from operating activities:
Profit for the period	$8,439	$20,182	$6,734
Adjustments for:
Depreciation and amortization	5,938	5,156	6,725
Share-based compensation expenses	98	100	140
Losses on disposals and scrap of property, plant and equipment, net	4	(3,205)	10
Changes in fair value of financial assets at fair value through profit or loss	(139)	17	(1,001)
Interest income	(1,979)	(2,312)	(2,289)
Finance costs	807	903	839
Income tax expense	2,109	3,841	1,698
Share of losses of associates	881	742	818
Inventories write downs	3,041	4,444	3,959
Unrealized foreign currency exchange losses	440	441	268
	19,639	30,309	17,901
Changes in:
Accounts receivable (including related parties)	9,934	13,083	(47)
Inventories	(2,047)	24,435	(18,696)
Other receivable from related parties	4	2	(6)
Other current assets	1,774	(978)	(8,108)
Accounts payable	(10,380)	(7,250)	10,275
Other payable to related parties	(364)	-	364
Contract liabilities	(334)	735	919
Other current liabilities	(14,544)	(3,763)	12,653
Other non-current liabilities	21	71	21
Cash generated from operating activities	3,703	56,644	15,276
Interest received	585	438	4,112
Interest paid	(596)	(835)	(949)
Income tax refunded (paid), net	318	(200)	(1,630)
Net cash provided by operating activities	4,010	56,047	16,809

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,858)	(5,221)	(3,991)
Acquisitions of intangible assets	(104)	(52)	(20)
Acquisitions of financial assets at amortized cost	(1,145)	-	(2,700)
Proceeds from disposal of financial assets at amortized cost	-	2,000	-
Acquisitions of financial assets at fair value through profit or loss	(9,508)	(6,160)	(7,605)
Proceeds from disposal of financial assets at fair value through profit or loss	10,257	5,017	2,323
Acquisitions of financial assets at fair value through other comprehensive income	(6,385)	(2,500)	-
Acquisition of a subsidiary, net of cash paid	-	-	(584)
Acquisitions of equity method investment	(244)	-	1,030
Decrease in refundable deposits	10,270	10,283	22
Net cash provided by (used in) investing activities	283	3,367	(11,525)

Cash flows from financing activities:
Purchase of treasury shares	-	-	(630)
Prepayments for purchase of treasury shares	-	-	(370)
Proceeds from issuance of new shares by subsidiaries	-	-	31
Purchases of subsidiary shares from noncontrolling interests	-	-	(127)
Proceeds of short-term unsecured borrowings	-	612	-
Repayments of short-term unsecured borrowings	(140)	-	(1,125)
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,916)
Proceeds from short-term secured borrowings	580,900	484,300	543,760
Repayments of short-term secured borrowings	(580,900)	(484,300)	(543,760)
Payment of lease liabilities	(518)	(1,448)	(579)
Guarantee deposits refunded	-	-	(1)
Net cash used in financing activities	(2,158)	(2,336)	(4,717)
Effect of foreign currency exchange rate changes on cash and cash equivalents	54	219	(153)
Net increase in cash and cash equivalents	2,189	57,297	414
Cash and cash equivalents at beginning of period	257,504	218,148	257,090
Cash and cash equivalents at end of period	$259,693	$275,445	$257,504